UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.  20549

                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                        (Amendment No. 1)*

                           PANACO, INC.
                         (Name of Issuer)

                   Common Stock, $.01 par value
                  (Title of Class of Securities)

                           698106 10 1
                          (CUSIP Number)

                       Marc Weitzen, Esq.
           Gordon Altman Butowsky Weitzen Shalov & Wein
                 114 West 47th Street, 20th Floor
                     New York, New York 10036
                          (212) 626-0800

(Name, Address and Telephone Number of Person Authorized to
          Receive Notices and Communications)

                          March 6, 1997
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box  / /.

Check the following box if a fee is being paid with the statement. (A fee is not required only if the reporting person:
(1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                           SCHEDULE 13D

CUSIP No. 698106 10 1


1    NAME OF REPORTING PERSON
          High River Limited Partnership

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) /X/
                                                           (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          WC

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7    SOLE VOTING POWER
               3,030,000

     8    SHARED VOTING POWER
               0

     9    SOLE DISPOSITIVE POWER
               3,030,000

     10   SHARED DISPOSITIVE POWER
               0

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,030,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
                                                                      //


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               14.9%

14   TYPE OF REPORTING PERSON*
               PN

                           SCHEDULE 13D

CUSIP No. 698106 10 1


1    NAME OF REPORTING PERSON
          Riverdale LLC

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) /X/
                                                           (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          New York


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               3,030,000

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               3,030,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,030,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
                                                                      //


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               14.9%

14   TYPE OF REPORTING PERSON*
               OO

                           SCHEDULE 13D

CUSIP No. 698106 10 1


1    NAME OF REPORTING PERSON
          Carl C. Icahn

     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON


2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                          (a) /X/
                                                           (b) //

3    SEC USE ONLY

4    SOURCE OF FUNDS*
          AF

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) or 2(e)                            //

6    CITIZENSHIP OR PLACE OF ORGANIZATION
          United States of America


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON
WITH:

     7    SOLE VOTING POWER
               0

     8    SHARED VOTING POWER
               3,030,000

     9    SOLE DISPOSITIVE POWER
               0

     10   SHARED DISPOSITIVE POWER
               3,030,000

11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
               3,030,000

12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
CERTAIN SHARES*
                                                                      //


13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
               14.9%

14   TYPE OF REPORTING PERSON*
          IN

                          SCHEDULE 13D



Item 1.  Security and Issuer

          The Schedule 13D filed with the U.S. Securities and Exchange Commission ("SEC") on July 24, 1995, by High River Limited Partnership, a Delaware Limited Partnership ("High River"), Riverdale Investors Corp., Inc., a Delaware corporation ("Riverdale Corp.") and Carl C. Icahn ("Icahn"), a citizen of the United States of America, is amended to, among other things, delete Riverdale Corp. as a Registrant, add Riverdale LLC, a New York limited liability company ("Riverdale"), as a Registrant, and furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meaning ascribed to such terms in the original 13D previously filed on July 24, 1995.



Item 2.  Identity and Background

          Item 2 is amended to add the following:

            The persons filing this statement are High River, Riverdale and Icahn (collectively the "Registrants"). The principal business address and the address of the principal office of the Registrants is 100 South Bedford Road, Mount Kisco, New York 10549, with the exception of Icahn, whose principal business address is c/o Icahn Associates Corp., 767 Fifth Avenue, 47th Floor, New York, New York 10153.

            On August 16, 1996, Riverdale Corp. was dissolved and its assets, including the general partnership interest in High
River, were transferred to Riverdale.

            Riverdale is the general partner of High River, and Icahn owns over 99% of the interests in Riverdale. Registrants may be deemed to be a "group" within the meaning of Rule 13d-5 promulgated under the Securities Exchange Act of 1934, as amended (the "Act").

            Riverdale is primarily engaged in the business of owning real estate and acting as general partner of High River.

            The name, citizenship, present principal occupation or employment and business address of each member of Riverdale is set forth in Schedule A attached hereto.

            Icahn is a member of Riverdale and owns in excess of 99% of the interests therein. As such, Icahn is in a position directly and indirectly to determine the investment and voting decisions made by Registrants.

            Neither High River, Riverdale, Icahn, nor any executive officer or director of any of the Registrants, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or a finding of any violation with respect to such laws.



Item 3.  Source and Amount of Funds or Other Consideration

            Item 3 is amended to add the following:

            The aggregate purchase price of the 1,935,000 Shares purchased by the Registrants not previously reported on a
Schedule 13D by the Registrants was $7,740,000. The source of funding for the purchase of these Shares was the general working capital of High River.

Item 4.     Purpose of Transaction

            Item 4 is amended to add the following:

            On February 27, 1997, Registrants were contacted by a consultant working with the underwriters of Issuer's pending public offering and told that a large number of Shares were available. After further discussions between Registrants and the underwriters of such offering, Registrants purchased Shares in the offering and suggested to others that they might consider the purchase of Shares. However, there are no agreements, arrangements or understandings, including with respect to the voting or disposition of Shares of Issuer, between Registrants and any such other investors who may have purchased Shares.

            Registrants may, from time to time, seek to discuss the affairs of the Issuer with management of the Issuer. Registrants may also, from time to time, contact other investors or potential investors in the securities of Issuer with respect to the affairs of the Issuer.

Item 5.     Interest in Securities of the Issuer

            Items 5(a) and 5(c) are amended to add the following:

            (a) As of the close of business on March 5, 1997, Registrants may be deemed to beneficially own in the aggregate 3,030,000 Shares, representing 14.9% of the Issuer's outstanding Shares (based upon the 20,350,255 Shares stated to be the maximum number of outstanding Shares after Issuer's public offering which closed on March 6, 1997, in the Issuer's Rule 424(b)(3) filing dated March 3, 1997). High River, the direct beneficial owner of 3,030,000 Shares, may be deemed to have sole investment discretion and sole voting power with respect to 3,030,000 Shares. Both Riverdale and Icahn, as indirect beneficial owners of 3,030,000 Shares, may be deemed to have shared investment discretion and shared voting power with respect to 3,030,000 Shares.


            (c) The following table sets forth all transactions with respect to Shares effected during the past sixty days by each of the persons named in Item 5(a) above. The transaction set forth below reflects High River's purchase of Shares offered by the Issuer in a public offering.

                 PRICE PER           SHARES PURCHASED
TRADE DATE       SHARE ($)           BY HIGH RIVER

2/28/97               4.00                1,935,000



Item 7.  Materials to be filed as Exhibits

            The following documents are filed as Exhibits to this
Schedule 13D:

            Exhibit 1           Joint Filing Agreement


            Exhibit 2           Restatement, pursuant to 17
                                C.F.R. 232.101(a)(2)(ii), of
                                entire text of Schedule 13D,
                                originally filed by Registrants in
                                paper format on July 24, 1995.

                           SCHEDULE A

            Name, Business Address and Principal
            Occupation of Each Member of Riverdale
            ----------------------------------------

            The following sets forth the name, position and principal occupation of each member of Riverdale. Each such person is a citizen of the United States of America. Except as otherwise indicated, the business address of each member is c/o Icahn Associates Corp., 767 5th Avenue, 47th Floor, New York, New York 10153. To the best of Registrants' knowledge, except as set forth in this statement on Schedule 13D, none of the members of Riverdale directly owns any Shares of Issuer.


NAME                  POSITION       PRINCIPAL OCCUPATION

Carl C. Icahn         Member         See Item 2 of Schedule 13D

Gail Golden           Member         Officer of various Icahn
                                     affiliated entities

                           SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 3, 1997




RIVERDALE LLC

By:    /s/Carl C. Icahn
       Carl C. Icahn
Its:   Member



HIGH RIVER LIMITED PARTNERSHIP

By:    RIVERDALE LLC
Its:   General Partner

By:    /s/Carl C. Icahn
       Carl C. Icahn
Its:   Member




/s/ Carl C. Icahn
Carl C. Icahn




[Signature Page of Schedule 13D Amendment No. 1 with respect to
                           Panaco Inc.]